EXHIBIT 99.1
SCHEDULE OF EXPENSES
     It is estimated that the expenses of the Province of Nova Scotia in connection with the sale of the Bonds will be as follows:

Securities and Exchange Commission Fee	U.S.$	85,290
Printing Expenses	U.S.$	10,000
Fiscal Agent Fees and Expenses	U.S.$	3,500
Luxembourg Agent Fee and Expenses	U.S.$	3,250
Legal Fees	U.S.$	7,500
Underwriters’ expense reimbursement	U.S.$	125,000

TOTAL	U.S.$	234,540